
Nestment
Putting real estate in reach for millions of Americans.
House hacking
Co-buying
Multi-family homes
Featured in:
Money
WSJ
TechCrunch
CBS
AXIOS
Bankrate

INVEST IN **NESTMENT**

Helping First-Time Homebuyers Hack the Outdated Housing System

nestment.com San Francisco, CA

Technology | SaaS | Subscription | VC-Backed | Real Estate

Highlights

VC-Backed

Raised $250K or more from a venture firm

Repeat Founder

Founder has started a previous company funded with $2M+

1. $100M in home transactions in our first year growing 30% month over month.
2. 78% of customers are first-time homebuyers, and 65% are buyers from communities of color.
3. Featured in national media such as the WSJ, Bankrate, Money, and a 5-minute segment on CBS Mornings.
4. Reached first profitable month in Sept six months ahead of schedule ($11K per home at 80% margin)
5. Accepted into multiple accelerators including Moderne Ventures ($500M proptech fund).
6. Launched NestGen, the first-ever homebuying accelerator creating $100M tx pipeline in 2 months.

Featured Investors



Home Technology Investors Follow Invested $700,000

Leveraging our decades of housing industry experience and deep connections to leading companies, institutions and associations to develop investment theses around core problems with building, transacting, financing, maintaining, improving and consuming ho
htv.vc

Chris, Langford
"For decades, innovation in the home finance industry has focused on streamlining historical solutions as opposed to creating new opportunities. Nestment is a platform that enables not only the 15% of Americans who are co-buyers today but also the 50% who aspire to be."



Westbound Equity Partners Follow Invested $375,000

We're deeply committed to partnering with exceptional, values-aligned founders to bring their company visions to life. We look for companies that are led by, solving for, or built with underrepresented people of color.
westboundequity.com

Ian Beadle, Partner
"Westbound is proud to partner with Nestment as they streamline the home co-buying process to help groups buy their dream homes. Niles is a talented operator with an incredible vision to expand access to homeownership, which not only addresses a significant societal need but also creates a substantial market opportunity."



New York Angels Follow Invested $200,000

A veteran of several successful startups in media and publishing sectors, Josh is currently focused on improving K-12 education through the use of sophisticated student data systems. Joshua Powe is an active member of New York Angels.

Joshua Powe, Member, New York Angels

"Niles and the team at Nestment are poised to become a category leader in the shared ownership space for a new generation of home buyers. Members of New York Angels are excited about the opportunity to add Nestment to their investment portfolios and partner on the next stage of the company's growth."

J

Juan A. Ramos Lujan
Syndicate Lead
Follow Invested $130,000

"With rising housing costs and shifting economic landscapes, it's more important than ever to explore innovative solutions that make homeownership more accessible. By leveraging technology platforms, we can empower individuals with the knowledge, tools, and resources they need to navigate new paths to owning a home. As an example, group buying and constructing a partial rental income strategy are two underutilized possibilities that create more opportunity."

Our Team



Niles Lichtenstein Co-Founder & CEO

3x startup founder (1x exit, 1x sustainable SaaS). Experience with Harvard, Monitor Group, Ogilvy, and Deutsche Bank. Co-bought multiple properties in CA and NY. Built a school in Nepal and authored the children's book Boundless Brooklyn.



Jonathan Chu Chief Product Officer

Previously led product and design at two successfully acquired startups (Flipagram, acquired by TikTok & Blockfolio, acquired by FTX). Co-founded and is managing partner of Protofund, an early-stage venture firm that also invested in Nestment.



Mark DeMitchell Co-Founder & COO

Co-bought his first home in 2023 with two friends through Nestment. Part of the early data strategy team at TBWA/Chiat/Day, contributing to pitches for Snap, Meta, and Intel. Graduate of UCSB's early entrepreneur program (TMP).



Rob Zimmerman Co-Founder & CTO

Driving force behind numerous transformative projects at Tesla. Early team member at Enwoven, where he led product development and scaled deployment for success.



Elena Tortora Head of Marketing

Led go-to-market strategies for Doosan, Honda Racing, Hilton, and Apterra. Drove new product development for DonJoy, Manscaped, and HyperIce. Built partnerships with CBS, World Poker Tour, and Fox. Volunteered marketing for the Boys and Girls Club.

Making Homeownership Possible for Gen Z and Millennials

Solving Home Affordability is One of the Largest Opportunities

- As of Nov 2024, the percentage of first time home-owners hit a record low of 24% of all homes (down from 36%) and the average age of a homebuyer was 56 (**CNBC**)
- A product of 50 years of increasing home prices while wages remained stagnant have created a market that feels unaffordable despite the fact that 75% view home ownership as more important than marriage, kids, even career
- Over 86% of renters (109M) would like to buy a home (94M) with over 50% of those being capable of buying if they had creative solutions like co-buying or house hacking (60M)


Median House Cost and Household Income Over time
$900,000
$800,000
$700,000
$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
$0
1940 1950 1960 1970 1980 1990 2000 2010 2020 2030 2040 2050 2060 2070 2080
Median Home Price
Median Household Income Revised

We Are Bringing House Hacking to the Mainstream

- Outside of forums and small investing clubs, there aren't consumer tools available to access house hacking opportunities.
- Niles had to create his own spreadsheets, agreements, borrower strategy, and navigate co-buying on his own. Super cumbersome and time-intensive if you are starting from scratch.
- Co-buying with friends/family, buying a multi-family home, renting out units, and receiving family assistance are becoming critical pathways to afford a home.


Primary multi-family
Owner occupied 2-4 units
Rent-vesting
Buy an investment property while you continue to rent
Co-buying
Split a down payment with a friend or family member


Homeownership is so possible with Nestment
Share
Watch on YouTube
He rents.

Nestment has Productized House Hacking for Gen Z and Millennials


Homeownership is so impossible.
Money
WSJ
CBS
How much home you can afford?
Bet it's more than you think.
$1,305,600
383%
$238
$848,800
Home Nestimate
$186,736
$0
28.5%
$484,079
243%
$1,800
$500
$2,800
$0

1. Connect with our buying planner
2. Align on goals
3. Identify market & review listings
4. Build your agent & lender teams
5. Legal
6. Offer & close

Why Homebuyers Love Nestment

- TLDR: Data + Humans guiding you through the entire buying process.
- We aren't an agent and we aren't a lender, we are like a wedding planner for buying a home. We are in the buyer's corner and give them confidence to navigate a scary world of lending, taxes, legal, financial analysis, and more.
- We are obsessed with making the outdated real estate industry more approachable and easier to navigate. Our buying planners are there to answer questions, create your roadmap, make introductions, and simplify confusing processes via text and email.
- Deep data distilled to be simple and consumable. In conjunction with a buying planner, we use industry-leading data science to paint the most accurate picture of a market and listings so homebuyers have a clear, reliable foundation to make early decisions that often trip up many first-time buyers.


Hey Michael!
Check out the following listings I found, some great potential for long-term rentals in your area!

Dedicated expert at your service

Get free, personalized analysis and guidance to house hack your way to your first home.



Find a winning market you can afford

See which cities are primed for future growth using our Nestrank data science tool.



Let the numbers work for you

Analyze any listing for short term and long term rental cash flow, ROI, and growth potential with the Nestimate.


5 %
DOWN
FANNIE MAE PROGRAM

See all the things they don't want you to know

Take advantage of little-known incentives including the Fannie Mae multi-family as well as state-level programs.

Our Buying Planners are Ready to Help


Cecilia

Matt

Isreal

Toshi

Maria

Some of the Happy Nestment Homebuyers Across the US



Weldon & John

Beat the Bay Area odds



Kim & Emily

Single women prove them wrong



Wade & Selena

Upstate Airbnb escape



Isreal & Sam

Business owners to building owners



Mark, Alex, & Ryan

Socal golf oasis



Cole, Stephan, & Scott

Homeowners at 24







The Opportunity

With over 50m Millennials and Gen Z priced out, house hacking is going from trend to movement.



WSJ

Millennials Team Up to Fulfill the Dream of Homeownership



The New York Times

When Your Second Home Is the First One You Buy

59%

Of Gen Z believes co-ownership is how they'll own a home

133 vs 40

Number of articles in major news outlets in the past 6 months vs the previous 6 months

279bn annually

Market size potential for Millennial and Gen Z homebuyers at the median price, targeting those interested in house hacking

Our Growth

$100m
In year 1 transaction volume

74%
First-time homebuyers

30%
Month over month growth

62%
Professionals of color or first-gen immigrants


Q3 2023
Q3 2024
25
20
15
10
5
0
$22,258,999
$2,625,000
Transaction Volume

Unit Economics $11K per transaction at 80% Margins, $32K for Lifetime value

Purchase	Management	Exit
2024	**2025**	**2024 POC, Ramp 2026**
1-1.5% of total transaction size from referral commission from agent, recurring lender MSAs and additional providers (insurance, legal, cpa)	$49/month ◦ Alignment and financial projections ◦ Marketplace discounts ◦ Liquidity tools $99/month ◦ Above plus, LLC management ◦ Agent of record $199/month ◦ Above plus CPA support	1-2% of fractional sales
$11,000	**$8,000**	**$13,000**

Where We Are Going

Enabling transactions is the foundation for much larger monetization across home ownership



Phase 1: Purchase
Intelligent co-buying of any listing for any group



Phase 2: Management
SaaS hub for management and marketplace



Phase 3: Exit
Financialization and fractional exchange

Year	Theme	Macro trends	Volume	Homes	Revenue
2023	**Establish Initial Platform**	Deep housing market slowdown as economy steadies itself	$10,000,000	10 to 15	$100K
2024	**Build the Movement**	Rates hold steady and market norm is created	$100,000,000	100 to 150	$1M
2025	**Scale the Movement**	Rates drop slightly, but home prices remain high	$300,000,000	300 to 400	$3.5M
2026	**Integrated Structural Change**	Build ability to ride both up and down trends	$1,000,000,000	900 to 1200	$10M

Sustained Profitability Near Term


300000
200000
100000
0
Revenue
OpEx
Sept
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

Net Income	$42,881	-$65,000	-$57,000	-$48,000	-$39,000	-$40,000	-$31,000	-$8,500	$9,500	$27,500	$25,500	$43,500	$61,500	$79,500	$97,500	$115,500
Cash /Assets	$407,100	$449,981	$634,981	$577,081	$529,981	$490,981	$450,981	$419,981	$411,481	$420,981	$446,481	$473,981	$517,481	$578,981	$658,481	$755,981

Why We're Doing This - A Note From Our CEO

At Nestment, our goal has always been to build a generational company that would ensure the largest majority of Americans could benefit from the generational wealth of homeownership. At the core of co-buying and house-hacking is the core principle of building wealth and building community. We were also inspired by so many of our customers, partners, and networks asking if they could invest, it only seemed right to ensure we could open a community round and partner with WeFunder. We already see this trend becoming a movement but with your partnership, we'll bring this movement mainstream.

We Are Delighted to Invite Our Customers to Invest in Our Community Round Alongside These Awesome VC Investors

Protofund | VamosVentures | westbound

IDEA FUND PARTNERS | The MBA Fund | MODERNE VENTURES

HTV | Real Estate Rebels | DERIVE VENTURES | RebelUp

ANGELS FROM: NEW YORK ANGELS | airbnb

FAQ

Do I have to be an accredited investor to invest?

No. Wefunder allows you to invest without being an accredited investor. All you have to do is sign up and invest.

What is the minimum amount I can invest?

$250.

What's the maximum I am legally allowed to invest?

With Regulation Crowdfunding, anyone can start investing with a maximum of $2,500. The amount you can contribute beyond that depends on your net income and net worth. To see your investment limit, simply enter those two figures under 'Investor Limits' on this page (after creating and logging into a Wefunder account).

Please note that even if you're eligible to invest more, your actual investment may be adjusted based on overall interest in this funding round.

Am I guaranteed to get the amount that I signed up for?

If demand exceeds our funding limit, we may need to limit individual investments, and any reductions will be refunded accordingly. In the event of high demand, we'll prioritize investments in the following order, taking tenure into account:

1. Nestment customers who have completed a property purchase, partners, and investors
2. New Wefunder investors

To streamline the process, we suggest using the same email for both your Nestment and Wefunder accounts

Can I invest if I don't live in the United States?

With a few exceptions, investments can be accepted from international investors as long as you represent that you are complying with the law in your country. **Here's** a step-by-step guide on investing from outside the US.

The only exceptions are the Canadian provinces of Quebec, Ontario, and Alberta which have requested that Wefunder bar their residents from investing on Wefunder's platform, as well as certain **sanctioned countries**.

What fees do investors pay?

For payments made by bank ACH, wires, or checks, Wefunder charges investors a transaction fee of 2%, with a minimum of $8 and a max of $100. For credit cards, Apple Pay, or Google Pay, Wefunder charges a 5% fee, with a minimum of $8 and no maximum.

Fees are one-time and are not recurring.

How will I make a return on my investment, and when?

As an investor in an early stage technology start-up your return is typically made when the company experiences a liquidity event such as an acquisition or Initial Public Offering. There are occasionally other opportunities to sell your investment on a secondary market. The goal is to return, 10-100x your investment, but tech investments are risky and often go to $0 (risk vs. reward) with the typical timeline being 5-10 years before your return is realized.

Where can I ask a question?

You can ask any questions you have in the "Ask A Question" section of this page.